15046270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8-53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg — 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg and Company, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of SAN FRANCISCO)

On 2/25/15 before me, JOHN MINJIRAS - NOTARY PUBLIC,
Date — Here Insert Name and Title of the Officer

personally appeared BRYAN B RUTBERG
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ________ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

RUTBERG AND COMPANY, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2014
With
Report of Independent Registered Public Accounting Firm

Rowbotham
& Company LLP

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Oath of Corporate Officer	2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 11
Supplemental Information:	12
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	15

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO

Report of Independent Registered Public Accounting Firm

To the Member of
Rutberg and Company, LLC

We have audited the accompanying financial statements of Rutberg and Company, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rutberg and Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rowbotham & Company LLP

San Francisco, California
February 23, 2015

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

RUTBERG AND COMPANY, LLC

Oath of Corporate Officer
December 31, 2014

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg and Company, LLC

RUTBERG AND COMPANY, LLC

Statement of Financial Condition
As of December 31, 2014

	2014
Assets	
Cash	$58,061
Accounts receivable	25,000
Prepaid expenses	4,184
Total assets	$87,245
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 7,757
Due to Rutberg Holdings, LLC	600
Total liabilities	8,357
Member's equity	78,888
Total liabilities and member's equity	$87,245

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statement of Income
For the Year Ended December 31, 2014

	2014
Income:	
Investment banking fees	$2,335,000
Expense reimbursements	35,206
Total income	2,370,206
Expenses:	
Compensation	375,000
Professional fees	400,150
Other operating expenses	17,655
Total expenses	792,805
Net income before provision for income taxes	1,577,401
Provision for income taxes	6,800
Net income	$1,570,601

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Member's Equity
Balance at January 1, 2014	$ 19,761
Withdrawals	(1,511,474)
Net income	1,570,601
Balance at December 31, 2014	$ 78,888

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

	2014
Cash flows from operating activities:	
Net income	$1,570,601
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Accounts receivable	(25,000)
Prepaid expenses	816
Accounts payable and accrued expenses	6,256
Due to Rutberg Holdings, LLC	(5,562)
Net cash provided by operating activities	1,547,111
Cash flows from financing activities:	
Withdrawals	(1,511,474)
Net cash used in financing activities	(1,511,474)
Net increase in cash	35,637
Cash at the beginning of the year	22,424
Cash at the end of the year	$ 58,061

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Summary of Significant Accounting Policies

General - Rutberg and Company, LLC (the "Company") is a wholly-owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Uses of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first-in, first-out cost method unless specifically identified.

Marketable Securities - Marketable securities consist of publicly-traded common stock which is classified as trading securities. Marketable securities are recorded at fair value and realized and unrealized gains and losses are recorded in the statement of income.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method for valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none. Bad debt expense totaled none for the year ended December 31, 2014.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had one customer that comprised 100% of accounts receivable balance at December 31, 2014.

The Company had two customers that comprise 64% and 12% of total income for the year ended December 31, 2014.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2014.

Revenue Recognition - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Comprehensive Income (Loss) - The Company has no components of comprehensive income (loss) other than its net income (loss) and, accordingly, comprehensive income (loss) is the same as the net income (loss) for the year ended December 31, 2014.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2014, the date of the financial statements, through February 23, 2015, the date the financial statements were available for issuance.

2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Cash	$58,061	$---	$---	$58,061

3. Furniture and Equipment, Net

Furniture and equipment, net is comprised of the following at December 31, 2014:

	2014
Furniture	$ 30,924
Computer software	6,147
Equipment	29,046
Equipment under capital leases	30,056
Total furniture and equipment	96,173
Less accumulated depreciation	(66,117)
Less accumulated amortization on equipment under capital leases	(30,056)
Furniture and equipment, net	$ ---

For the year ended December 31, 2014, depreciation and amortization expense was none.

4. Related Party Transactions

Withdrawals of $1,511,474 were received by Rutberg Holdings, LLC for the year ended December 31, 2014.

The activity in the Due to Rutberg Holdings, LLC was as follows for the year ended December 31, 2014:

	2014
Balance at the beginning of the year	$ 6,162
Expense allocation	791,848
Cash paid	(797,410)
Balance at the end of the year	$ 600

In accordance with an Expense Sharing Agreement, Ruberg Holdings, LLC has agreed to pay all shared costs and the Company has no obligation to reimburse, or otherwise compensate Rutberg Holdings, LLC for these costs related to the activities of the Company. For the year ended December 31, 2014, the costs incurred by and paid for by Rutberg Holdings, LLC totaled $2,543,457.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $49,704. Net capital as of December 31, 2014 is $44,704 more than the required net capital. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.17 to 1, which is within the required regulator range.

6. Cash Flow Information

The supplemental disclosure of cash flow information for the year ended December 31, 2014 is as follows:

	2014
Cash paid for:	
Interest during the year	$ ---
Income taxes during the year	$6,800

7. Subsequent Events

No subsequent events were identified.

Supplemental Information

RUTBERG AND COMPANY, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

<u>Net Capital</u>

Total member's equity from statement of financial condition	$ 78,888
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(25,000)
Prepaid expenses	(4,184)
Net capital before haircuts on securities position	49,704
Haircuts on securities	---
Net capital	$ 49,704
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 557
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$44,704

<u>Aggregate Indebtedness</u>

Total liabilities from statement of financial condition	$ 8,357
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$ 8,357
Ratio: Aggregate indebtedness to net capital	0.17 to 1

RUTBERG AND COMPANY, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(i) of Rule 15c3-3.

RUTBERG AND COMPANY, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2014

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$47,204
Differences:	
Audit adjustment to reverse over accrual of provision for income taxes	2,500
Net capital as reported in the financial statements	$49,704

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO

MEMBER OF
GGi

To the Member of
Rutberg and Company, LLC
351 California Street, Suite 1100
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Rutberg and Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, print out of the general ledger account for expense reimbursement for the period from January 1, 2014 to December 31, 2014, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, print outs for various general ledger accounts, supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 23, 2015

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1258*******************ALL FOR AADC 940
053317 FINRA DEC
RUTBERG & COMPANY LLC
351 CALIFORNIA ST STE 1100
SAN FRANCISCO CA 94104-2419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5838

B. Less payment made with SIPC-6 filed (**exclude interest**) (1581)
07/22/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4257

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4257

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rutberg & Company, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 24 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,370,206
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	35,206
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,335,000
2e. General Assessment @ .0025	$ 5,838
	(to page 1, line 2.A.)

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO

MEMBER OF
GGi

Report of Independent Registered Public Accounting Firm

To the Members of
Rutberg and Company, LLC

We have reviewed management's statements, included in the accompanying Form X-17A-5 United States Securities and Exchange Commission Focus Report (Financial and Operational Combined Uniform Single Report) Part IIA, in which (1) Rutberg and Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rutberg and Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rutberg and Company, LLC stated that Rutberg and Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rutberg and Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rutberg and Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham & Company LLP

San Francisco, California
February 23, 2015

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

Status: Accepted

BROKER OR DEALER

RUTBERG & COMPANY, LLC as of 12/31/14

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

______ 4335 ______ 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities